IAMGOLD® CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD'S NET OPERATING CASH FLOW INCREASES 125%

GOLD MARGINS UP 36%

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated. Refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated Interim Financial Statements for the three months ended June 30, 2016 for more information.

Toronto, Ontario, August 3, 2016 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports its financial and operating results for the quarter ended June 30, 2016.

Steve Letwin, IAMGOLD President and CEO, commented, "The second quarter thrust us back into an earnings position and operating cash flow rose 125%. Positive support for a higher gold price continued in the quarter, with significant strengthening in June in anticipation of Brexit. Higher gold prices and lower cash costs drove margins up 36% from the previous year, as we continued our focus on cost reduction and productivity improvement. Operating performance continues to be in line with our expectations. With year-to-date production of 388,000 ounces and unit costs expected to be lower in the next two quarters, we remain confident in our guidance for the year. Rosebel and Essakane are generating free cash flow and, despite our capital spending needs this year with the development work at Westwood and the secondary crusher at Rosebel, we expect positive consolidated free cash flow for the second half of the year if gold remains above $1,300 an ounce.

"The best opportunities for future growth will come from the assets we own today. We intend to move ahead with the Sadiola Sulphide Project by the end of the year conditional upon the timely decision by our partner to proceed. Westwood, with an estimated mine life of at least 20 years, is expected to ramp up to full production in 2019. We have scalable expansion opportunities at our existing mines, and development projects which look increasingly attractive in a higher gold price environment. Longer term, we're paving the way for growth through exploration, with recent results at Boto and Monster Lake confirming high grades and expansion of mineralized zones, all very positive for sustaining future growth."

Second Quarter 2016 Highlights

- Attributable gold production of 197,000 ounces; gold sales of 187,000 ounces - the difference due to timing of sales.
- All-in sustaining costs[1] of $1,114/oz sold.
- Total cash costs[1] of $756/oz produced.
- Gold margins increase 36% to $513/oz from Q2/15.
- Adjusted net earnings[1] of $5.9 million compared to an adjusted net loss of $30.8 million in Q2/15.
- Net cash from operating activities from continuing operations[1] of $71.2 million, up 125% from Q2/15 and 39% from Q1/16.
- Cash, cash equivalents and restricted cash were $625.5 million as at June 30, 2016.
- Ramp-up of underground development at Westwood on track.
- Drilling results at the Monster Lake project in Quebec indicate possible second zone of mineralization along the main structure. Highlights include 1.2 metres grading 20.16 g/t Au.
- New gold zones discovered at the Nelligan joint venture project in Quebec with diamond drilling returning intersections up to 18.0 metres grading 3.20 g/t Au and 10.3 metres grading 4.43 g/t Au.
- Additional commitments to the revolving credit facility during the second quarter bring the total available facility to $140 million.
- Maintaining 2016 production guidance of 770,000 to 800,000 attributable ounces at all-in sustaining costs of $1,000 to $1,100 an ounce sold.

Subsequent to Quarter-end

- Assay results from the Boto project in Senegal confirm extension of mineralization with high grades below the current resource model. Highlights include 84 metres grading 4.12 g/t Au, including 22 metres grading 11.25 g/t Au.

- The Company intends to move ahead with the Sadiola Sulphide Project by the end of the year conditional upon the timely decision by our joint venture partner to proceed and the Government of Mali's renewal of construction and operating permits, the power agreement and fiscal terms related to the project.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,		Six months ended June 30,	
Financial Results ($ millions, except where noted)	**2016**	2015	**2016**	2015
Continuing Operations				
Revenues	**$ 232.5**	$ 226.5	**$ 452.2**	$ 471.2
Cost of sales	**$ 208.1**	$ 228.8	**$ 421.3**	$ 460.5
Earnings (loss) from operations[1]	**$ 24.4**	$ (2.3)	**$ 30.9**	$ 10.7
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	**$ (12.2)**	$ (19.7)	**$ 40.9**	$ (36.2)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	**$ (0.03)**	$ (0.05)	**$ 0.10**	$ (0.09)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	**$ 5.9**	$ (30.8)	**$ (1.4)**	$ (60.3)
Adjusted net earnings (loss) from continuing operations attributable to equity holders per share ($/share)[1]	**$ 0.01**	$ (0.08)	**$ —**	$ (0.16)
Net cash from operating activities from continuing operations[1]	**$ 71.2**	$ 31.7	**$ 122.6**	$ 61.7
Net cash from operating activities before changes in working capital from continuing operations[1]	**$ 64.9**	$ 45.6	**$ 114.7**	$ 97.6
Net cash from operating activities before changes in working capital from continuing operations ($/share)[1]	**$ 0.16**	$ 0.12	**$ 0.29**	$ 0.25
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	**$ —**	$ —	**$ —**	$ 40.6
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	**$ —**	$ —	**$ —**	$ 0.10
Key Operating Statistics				
Gold sales – attributable (000s oz)	**187**	195	**378**	403
Gold production – attributable (000s oz)	**197**	202	**388**	410
Average realized gold price[1] ($/oz)	**$ 1,269**	$ 1,194	**$ 1,228**	$ 1,208
Total cash costs[1] ($/oz)	**$ 756**	$ 817	**$ 751**	$ 832
Gold margin[1] ($/oz)	**$ 513**	$ 377	**$ 477**	$ 376
All-in sustaining costs[1] ($/oz)	**$ 1,114**	$ 1,076	**$ 1,099**	$ 1,095

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

SECOND QUARTER 2016 HIGHLIGHTS

Financial Performance

- Revenues from continuing operations for the second quarter 2016 were $232.5 million, up $6.0 million or 3% from the same prior year period. The increase was mainly due to a higher realized gold price ($13.9 million) and higher sales volume at Essakane ($6.0 million), partially offset by lower sales volume at Westwood ($12.3 million) and Rosebel ($2.2 million).

- Cost of sales from continuing operations for the second quarter 2016 was $208.1 million, down $20.7 million or 9% from the same prior year period. The decrease was the result of lower operating costs ($17.3 million) and lower depreciation expense ($4.1 million), partially offset by higher royalties due to a higher realized gold price ($0.7 million). Operating costs were lower primarily as a result of lower fuel prices, reduced mining at Westwood due to the ongoing focus on underground development and remedial work related to the revised ramp-up, lower costs at Rosebel as a result of the devaluation of the Surinamese dollar relative to the U.S. dollar, lower labour costs at Rosebel following the workforce reductions in 2015, and productivity improvements.

- Depreciation expense for the second quarter 2016 was $62.3 million, down $4.1 million or 6% from the same prior year period, primarily due to lower amortization of capitalized waste stripping at Essakane and lower carrying values at the Westwood mine, partially offset by lower reserves at Rosebel.

- Income tax expense from continuing operations for the second quarter 2016 was $14.0 million, up $7.3 million or 109% from the same prior year period. Taxes were higher due to differences in the level of taxable income in our operating jurisdictions from one period to the next, as well as remeasurements of deferred tax assets and liabilities as a result of fluctuations in foreign exchange.

- Net loss from continuing operations attributable to equity holders for the second quarter 2016 was $12.2 million or $0.03 per share, down $7.5 million or $0.02 per share from the same prior year period. The decrease was mainly due to lower cost of sales ($20.7 million) and higher revenues ($6.0 million), partially offset by lower gains on derivatives and warrants ($7.4 million), higher income tax expense ($7.3 million), higher foreign exchange losses ($3.3 million) and higher other expenses ($2.3 million).

- Adjusted net earnings from continuing operations attributable to equity holders[1] for the second quarter 2016 was $5.9 million ($0.01 per share[1]), up from an adjusted net loss of $30.8 million ($0.08 per share[1]) for the same prior year period.

- Net cash from operating activities from continuing operations[1] for the second quarter 2016 was $71.2 million, up $39.5 million or 125% from the same prior year period. The increase was mainly due to a change in the movement of non-cash working capital ($20.2 million), higher earnings after non-cash adjustments ($12.5 million) and lower net settlement of derivatives ($4.9 million).

- Net cash from operating activities before changes in working capital from continuing operations[1] for the second quarter 2016 was $64.9 million ($0.16 per share[1]), up $19.3 million ($0.05 per share[1]) or 42% from the same prior year period.

Financial Position

- Cash, cash equivalents and restricted cash were $625.5 million as at June 30, 2016, up $77.5 million from December 31, 2015. The increase was mainly due to proceeds from the sale of gold bullion ($170.3 million), cash generated from operating activities ($122.6 million) and proceeds from the issuance of flow-through shares ($30.3 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($149.4 million), repayment of the credit facility ($70.0 million) and interest paid ($21.6 million).

Production and Costs

- Attributable gold production, inclusive of joint venture operations, for the second quarter 2016 was 197,000 ounces, down 5,000 ounces from the same prior year period. The decrease was due to lower production at Westwood (7,000 ounces), partially offset by higher production at Rosebel (2,000 ounces).

- Attributable gold sales, inclusive of joint venture operations, of 187,000 ounces for the second quarter of 2016, were 10,000 ounces less than attributable production due to the timing of sales.

- Total cash costs[1] for the second quarter 2016 were $756 per ounce produced, down 7% from the same prior year period. The decrease was mainly due to lower fuel prices, the stronger U.S. dollar relative to the Euro and the Canadian dollar, the devaluation of the Surinamese dollar relative to the U.S. dollar, lower labour costs at Rosebel following the workforce reductions in 2015 and productivity improvements, partially offset by lower overall production. Total cash costs[1] in the second quarter 2016 were reduced by $23 an ounce to reflect the normalization of costs and revised ramp-up at Westwood (June 30, 2015 - $27 an ounce), and included a realized derivative gain of $2 an ounce (June 30, 2015 - $44 an ounce).

- All-in-sustaining costs[1] for the second quarter 2016 were $1,114 per ounce sold, up $38 per ounce from the same prior year period. The increase was primarily due to an increase in sustaining capital and lower sales, partially offset by lower cash costs. All-in sustaining costs[1] in the second quarter 2016 were reduced by $24 an ounce to reflect the normalization of costs and revised ramp-up at Westwood (June 30, 2015 - $28 an ounce), and included a realized derivative gain of $2 an ounce (June 30, 2015 - $53 an ounce).

Commitment to Zero Harm Continues

- Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate[2]) for the second quarter 2016 was 0.23, an improvement over our target of 0.62 and 2015's performance of 0.67. The lower DART rate was largely attributable to the strong health and safety performance across all sites.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)	
Three months ended June 30,	**2016**	2015	**2016**	2015	**2016**	2015
Owner-operator						
Essakane (90%)	**89**	89	**$ 679**	$ 802	**$ 1,090**	$ 1,022
Rosebel (95%)	**73**	71	**765**	864	**1,051**	1,104
Westwood (100%)	**16**	23	**948**	837	**1,157**	1,044
	178	183	**738**	831	**1,130**	1,112
Joint Ventures	**19**	19	**926**	688	**970**	736
Total operations	**197**	202	**$ 756**	$ 817	**$ 1,114**	$ 1,076
Cash costs, excluding royalties			**$ 703**	$ 768		
Royalties			**53**	49		
Total cash costs[1]			**$ 756**	$ 817		
All-in sustaining costs[1]					**$ 1,114**	$ 1,076

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)	
Six months ended June 30,	**2016**	2015	**2016**	2015	**2016**	2015
Owner-operator						
Essakane (90%)	**177**	178	**$ 685**	$ 781	**$ 1,103**	$ 1,004
Rosebel (95%)	**141**	147	**766**	857	**1,004**	1,069
Westwood (100%)	**31**	45	**906**	983	**1,017**	1,277
	349	370	**737**	836	**1,120**	1,123
Joint Ventures	**39**	40	**877**	794	**908**	832
Total operations	**388**	410	**$ 751**	$ 832	**$ 1,099**	$ 1,095
Cash costs, excluding royalties			**$ 699**	$ 783		
Royalties			**52**	49		
Total cash costs[1]			**$ 751**	$ 832		
All-in sustaining costs[1]					**$ 1,099**	$ 1,095

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

OPERATIONS ANALYSIS BY MINE SITE

(Refer to the Q2 2016 MD&A for further details.)

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production at Essakane was 89,000 ounces in both the second quarter 2016 and the same prior year period. A slight increase in the throughput of harder rock and a small increase in the grade were offset by lower recoveries resulting from the higher graphite content in the ore.

Total cash costs per ounce produced were $679 in the second quarter of 2016 compared to $802 in the same prior year period. The 15% reduction was primarily due to lower realized fuel prices, the stronger U.S. dollar relative to the Euro and improved plant efficiency and performance, partially offset by higher consumption of fuel. Essakane continues to explore initiatives to reduce future fuel consumption, including the addition of a solar power plant.

All-in sustaining costs per ounce sold during the second quarter were $1,090 compared to $1,022 in the same prior year period. The increase was primarily due to higher sustaining capital expenditures, including an increase in capitalized waste stripping, partially offset by lower cash costs.

The site continues to make significant progress on enhancement and optimization initiatives to improve recoveries, including the installation of an intensive leach reactor and fine carbon treatment system. Construction was completed in the second quarter and testing is underway.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production in the second quarter 2016 was 73,000 ounces compared to 71,000 ounces in the prior year period. The 3% increase was primarily due to higher throughput, partially offset by slightly lower grades. Despite the proportion of soft rock declining by 50% from Q2/15, mill throughput rose by 4% due to the new flex power drive on the SAG mill.

Total cash costs per ounce produced were $765 in the second quarter 2016 compared to $864 in the same prior year period. The 11% reduction was primarily due to lower consumption of fuel, lower fuel prices, and the devaluation of the Surinamese dollar against the U.S. dollar combined with lower labour costs following the workforce reductions in 2015.

All-in sustaining costs per ounce sold were $1,051 per ounce in the second quarter 2016 compared to $1,104 in the same prior year period. The 5% improvement was primarily due to lower operating costs, partially offset by higher sustaining capital expenditures.

To manage the challenge of increasing proportions of hard rock, Rosebel continued with improvement initiatives to the grinding circuit, including introducing a modified liner design for the shell liners of the SAG mill to improve grinding performance. In addition, Rosebel continues to make progress on securing other sources of soft rock in and around its operations. The installation of a new secondary crusher is also underway, which will assist in increasing the grinding capacity of hard rock in future years. The on-going metallurgical improvements to elution, carbon management and gravity optimization continue to reduce gold inventory in circuit. The 2015 cost saving initiatives are delivering significant sustainable benefits, especially increased loading and hauling efficiencies, as well as improved drilling performance and explosives management, despite higher costs relating to grade control.

Westwood Mine - Canada (IAMGOLD Interest - 100%)

Gold production in the second quarter 2016 was 16,000 ounces compared to 23,000 ounces in the same prior year period.

Underground development continued throughout the second quarter 2016 to open up access to new mining areas, with over 6,600 metres of lateral and vertical development. Development work is on target with lateral development averaging 75 metres a day. The rehabilitation work related to reopening the 104 mining block is progressing as planned, with completion of three of five by-pass drifts. In addition, production from the planned mining blocks is on schedule and development of track drifts is ongoing and in accordance with our revised mine ramp-up plan.

In accordance with International Financial Reporting Standards, costs attributed to inventory for the second quarter 2016 were reduced by $4.6 million to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. Cash costs in the second quarter 2016 were reduced by $280 per ounce produced, and all-in sustaining costs by $283 per ounce sold. As a result, total cash costs per ounce produced and all-in sustaining costs per ounce sold for the second quarter were $948 and $1,157, respectively, compared to $837 and $1,044 in the same prior year period.

We expect to continue normalizing total cash costs and all-in sustaining costs for Westwood in 2016 on a similar basis as 2015.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production in the second quarter 2016 of 18,000 ounces was consistent with the same quarter last year due to higher grades, offset by lower throughput and recoveries.

In the second quarter 2016, total cash costs of $941 per ounce produced and all-in sustaining costs of $973 per ounce sold were up 43% and 38%, respectively, from the same prior year period, despite lower fuel and consumables prices, lower contractor costs, favourable foreign exchange rates and mill throughput improvements. The increase was primarily due to the drawdown of stockpiles in the second quarter 2016.

We expect Sadiola to continue mining and milling oxides into early 2018.

The Company intends to move ahead with the Sadiola Sulphide Project by the end of the year conditional upon the timely decision by our joint venture partner to proceed and the Government of Mali's renewal of construction and operating permits, the power agreement and fiscal terms related to the project.


EXPLORATION



(Refer to the Q2 2016 MD&A for further details)


In the second quarter 2016, expenditures for exploration and project studies were $9.9 million compared to $13.6 million in the same prior year period. The decrease of $3.7 million reflects a continued emphasis on cost reduction and re-prioritizing. Of the $9.9 million, $8.0 million was expensed and $1.9 million capitalized. Drilling on active projects and mine sites totalled approximately 62,000 metres.

Wholly-Owned Projects

Boto - Senegal
During the second quarter, approximately 4,900 metres of diamond drilling was completed at the Malikoundi deposit to target mineralization in the foot wall not completely drilled in previous campaigns and to test for potential higher grade extensions at depth. Subsequent to the quarter-end, initial assay results were reported (see news release dated July 5, 2016), which confirmed high grade mineralization below the current resource pit shell. Highlights included 84.0 metres grading 4.12 g/t Au, including 22.0 metres grading 11.25 g/t Au. Additional assay results are pending.

Pitangui - Brazil
During the second quarter, approximately 2,500 metres of diamond drilling was completed (nearly 4,750 metres year-to-date) to test targets along strike to the southeast of the São Sebastião deposit. To date, drilling has confirmed the presence of rock units similar to those hosting the main São Sebastião deposit. This is a positive indicator and confirms that we are exploring in a favourable sequence of rocks, which could potentially host additional mineralization.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision to do so a function of the exploration results as time progresses.

Siribaya - Mali (50:50 Joint Venture with Merrex Gold Inc.)
During the second quarter, just over 10,800 metres of diamond and reverse circulation drilling was completed to test the Diakha deposit at depth below the current resource pit shell, as well as to test for extensions along strike to the north. Subsequent to the reporting period, assay results were reported from 41 reverse circulation drill holes totalling over 6,600 metres. The results confirm the presence of mineralization in the northern extension area. Highlights include 70.0 metres grading 1.55 g/t Au, including 12.0 metres grading 2.79 g/t Au (see Merrex news release dated July 6, 2016). Further assay results are pending and will be reported as they are received, validated and compiled.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)
The winter drilling program was completed in the second quarter with a total of just over 8,100 metres from 21 diamond drill holes. The program targeted the Monster Lake Shear Zone hosting the 325-Megane zone as well as adjacent structures identified from the exploration program. Results reported during the quarter include 1.2 metres grading 20.16 g/t Au, 0.7 metres grading 9.01 g/t Au and 5.5 metres grading 2.68 g/t Au, which appears to have intersected a second zone along the Shear Zone structure in an area located 200 to 400 metres to the north of the 325-Megane zone (see news release dated June 15, 2016).

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)
In the second quarter, assay results were reported from the 4,500-metre winter diamond drilling program (see Vanstar news releases dated April 5 and June 30, 2016). The results have confirmed the presence of

several new mineralized gold-bearing zones. Highlights include 35.8 metres grading 1.90 g/t Au, including 18.0 metres grading 3.20 g/t Au, 23.0 metres grading 1.23 g/t Au,10.3 metres grading 4.43 g/t Au and 27.3 metres grading 1.30 g/t Au. The 2016 summer program has commenced and will involve orientation soil sampling and the geological compilation and modelling of drill results to guide future drilling campaigns.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)
In the second quarter, just over 3,600 metres of diamond drilling was completed (4,300 metres year-to-date) to drill test selected gold-silver vein systems highlighted from previous programs. Subsequent to the quarter, Calibre reported assay results (see Calibre news release dated July 26, 2016), which included 5.6 metres grading 11.13 g/t Au and 13.7 g/t Ag, including 1.0 metre grading 56.96 g/t Au and 61.9 g/t Ag, from the Main Blag vein system. Further assay results will be reported by the project operator as they are received, validated and compiled.

End Notes (*excluding tables*)

[1]   This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

[2]   The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Thursday, August 4, 2016 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s second quarter 2016 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 00581#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the heading "Second Quarter 2016 Highlights", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in

the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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